Time America, Inc.

8840 East Chaparral Road, Suite 100

Scottsdale, Arizona 85250

December 9, 2005

U.S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:                            Time America, Inc. (the “Company”)

Registration Statement on Form S-2 (File No. 333-126830)

Filed on July 22, 2005, as amended

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company’s Registration Statement on Form S-2, as amended (File No. 333-126830) (the “Registration Statement”).  In light of the Commission’s comments to the Company’s previously filed Registration Statement, the Company has elected to withdraw the Registration Statement.  No securities were sold under the Registration Statement.

Should you have any questions concerning the foregoing, please contact me or Gregory R. Hall of Squire, Sanders & Dempsey L.L.P., the Company’s legal counsel. Our telephone numbers are (480) 296-0442 and (602) 528-4134, respectively.

Very truly yours,

/s/ CRAIG J. SMITH

Craig J. Smith
Chief Financial Officer